Filed by Axalto Holding N.V.
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended
Subject Company: Gemplus International S.A.
Commission File No. 000-31052
Date: January 26, 2006
On January 26, 2006, Axalto Holding N.V. issued the following press release.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission (“SEC”) by Axalto. To the extent the prospectus/offer to exchange is filed with the SEC, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the SEC’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
****

Full Year 2005 Revenue: $ 992 million, new record for the company
•	130 million microprocessor cards delivered in Q4, new volume record
•	440 million microprocessor cards delivered in 2005, also a new record
•	Fourth quarter 2005 revenue: $ 267 million
•	8% operating margin expected for 2005
•	Net cash position further improved, to reach $ 250 million
Amsterdam, January 26, 2006 - Axalto (Euronext NL0000400653 — AXL) today reported that its full year 2005 revenue came in at $992 million, a new record for the company, and a 3% increase at historical and constant exchange rates over the $960 million revenue recorded in the full year of 2004.
Axalto posted fourth quarter 2005 revenue of $267 million, a 5% reduction at constant exchange rates compared with last year’s comparable period, which was the strongest quarter in Axalto’s history.
Olivier Piou, Axalto’s Chief Executive Officer mentioned: “As anticipated in July, after an excellent first semester performance Axalto’s second part of the year was more difficult, especially in the public sector and in Asia where the market temporarily contracted and finished at significantly lower levels than had been expected at the beginning of the year. Despite this lesser than planned growth, Axalto posted in 2005 new records in terms of revenue and volume, further improved its net cash position, and continued to increase its investments in research and new products development. Based on this level of activity we confirm our guidance to deliver approximately 8% operating margin in 2005. We announced last December our merger project with Gemplus to create a leader in digital security, focused at bringing superior customized products and services with enhanced global delivery capabilities to our customers, wider opportunities to our employees and additional returns to our shareholders. Delivering on this ambition will constitute our dedication for the coming years.”

Fourth quarter Full year

Axalto		2005	2004	Percentage of the	2005 2004
				quarter’s Total Revenue

Cards	(US$ million)				(US$ million)

Mobile Communication	167.3	171.7	63%	598.0	548.8
Financial Cards	52.0	51.7	19%	200.2	196.2
Public Sector, Access and Other	21.1	36.9	8%	79.8	98.4
Prepaid (memory) Phone Cards	9.7	8.7	4%	39.1	39.7

Total Cards	250.1	269.0	94%	917.0	883.1

Point-of-sale Terminals	17.1	22.4	6%	75.4	77.3

Total Revenue	267.2	291.5	100%	992.3	960.4
Cards segment
Revenue in the Cards segment came to $250 million. Full-year growth in revenue stands at 4% at $917 million.
During the fourth quarter Axalto delivered over 130 million microprocessor cards, a 21% increase year-on-year. Total shipments for the full year amounts to 440 million units, a 24% growth compared with the 2004 volume.
The fourth quarter and total year microprocessor cards volume performances both set new records for Axalto.
Mobile Communication
The Mobile Communication product line revenue reached $167 million in the quarter, down by 1% at constant exchange rates on last year’s record-setting figure. For the year, this product line has accounted for $598 million in revenue, a 9% increase on last year at historical and constant exchange rates.
During the quarter, Axalto recorded a 25% increase in volumes of SIM cards sold, which topped 105 million units.
The average sales price at constant exchange rates declined 22% compared with the fourth quarter of 2004.
During this quarter, sales volumes almost doubled in EMEA. Revenue grew by 27% at historical exchange rates, and 34% at constant exchange rates. Mobile Communication revenue recorded in Asia on the other hand decreased significantly, with activity contracting by 25% when compared with the fourth quarter of 2004. Revenue in the Americas was down on the back of a decrease in volumes relative to an outstanding fourth quarter of 2004. Overall in 2005, activity in this region grew by 38%, with high-end cards representing three quarters of the shipments, against half in 2004.
Financial Cards
Axalto’s revenue in this product line reached $52 million this quarter, up 5% at constant exchange rates. Full year revenue of $200 million was up 2% at historical exchange rates and 1% at constant exchange rates. Axalto delivered over 22 million microprocessor cards during the last quarter, and over 78 million units for the full year.
The Americas posted a tremendous performance during this quarter. Regional revenue more than doubled, with large-scale Paypass contactless cards deployments in North America and the acceleration of the EMV migration in Latin America accounting for the strong gains. These more than offset the relatively lower levels of activity recorded in the EMEA region that had benefited from strong EMV migration in the UK a year ago.
Public Sector, Access and Other
Revenue in this product line for the quarter was $21 million. Full year revenue stands at $80 million, down 19% at historical and constant exchange rates. This product line disappointed this year, as large national projects for electronic identity and passports took much longer to materialize than had initially been anticipated. Its performance during the second half of the year also suffered in comparison with the same period of 2004, when a large patent licensing contract and significant Pay TV revenue had been recorded.

This quarter, the Americas and Asia regions continued to grow, but EMEA revenue was down 57% at constant exchange rates when compared with the last quarter of 2004.
Prepaid Phone Cards (memory cards, without a microprocessor)
Revenue in this non-strategic product line decreased by 2% on a full year basis, and represent now only 4% of Axalto’s total revenue in the quarter and in the year.
Point-of-sale Terminals segment
The Point-of-sale Terminals segment’s revenue decreased by 20% this quarter at constant exchange rates when compared to the strong fourth quarter performance of last year. For the year, this segment’s level of activity was essentially stable, as growth in Asia and in new EMEA markets were able to compensate for the expected decrease of deliveries of EMV compatible terminals in the UK.
Geographical break-down of 2005 fourth quarter revenue

	Europe, Middle
Axalto	East, Africa	Asia	Americas

		Revenue	Revenue
Fourth quarter 2005	Revenue ($ million)	($ million)	($ million)

Cards	139.5	49.7	60.9
Point-of-sale Terminals	13.4	3.1	0.7

Total	152.9	52.8	61.6

% Region	57%	20%	23%

Full Year 2005
2005 Full Year Revenue split by product line and segment
Axalto            Full Year Revenue

				% of Total Full year 2005
	2005	2004	Change	Revenue
($ million)	($ million)

Mobile Communications	598.0	548.8	+ 9%	60%

Financial Cards	200.2	196.2	+ 2%	20%

Public Sector, Access and Other	79.8	98.4	(19%)	8%

Prepaid (memory) Phone Cards	39.1	39.7	(2%)	4%

Total Cards	917.0	883.1	+ 4%	92%

Point-of-sale Terminals	75.4	77.3	(3%)	8%

Total Revenue	992.3	960.4	+ 3%	100%
2005 Full Year Revenue split by geographic region

     Axalto            Full Year 2005            EMEA            Asia            NSA

Segment	Revenue ($ m)	Change	Revenue ($ m)	Change	Revenue ($ m)	Change

Cards	482.4	+ 2%	193.6	(15%)	241.0	+ 32%
Point-of-Sale Terminals	59.6	(6%)	13.1	+ 39%	2.6	(38%)

Total	542.0	+ 1%	206.8	(13%)	243.6	+ 30%

Unless stated otherwise, all comparisons in this document are shown on a historical exchange rate basis.
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the U.S. Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.

Axalto

Media	Investor Relations	TBWA\Corporate
Emmanuelle Saby	Stéphane Bisseuil	Emlyn Korengold
T: + 33 1 46 00 71 04	T: + 33 1 46 00 70 70	T: + 33 1 49 09 66 51

M: + 33 6 09 10 76 10	M: + 33 6 86 08 64 13	M: + 33 6 08 21 93 74
esaby@axalto.com	sbisseuil@axalto.com	emlyn.korengold@tbwa-co rporate.com
About Axalto
Axalto (AXAL.PA — Euronext: NL0000400653 — AXL) is the world’s leading provider (Gartner 2005, Frost & Sullivan 2004) of microprocessor cards — the key to digital networks — and a major supplier of point-of-sale terminals. Its 4,500 employees, from over 60 nationalities, serve customers in more than 100 countries, with worldwide sales reaching over 3 billion smart cards to date. The company has 25 years’ experience in smart card innovation and leads its industry in security technology and open systems.
Axalto creates new generations of products for use in a variety of applications in the telecommunications, finance, retail, transport, entertainment, healthcare, personal identification, information technology and public sector markets. Microprocessor cards provide convenience, security and privacy to public and private services operators, their customers and end users.
For more information, please visit www.axalto.com

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